UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: March 12, 2018

(Date of earliest event reported)

DATCHAT, INC.

(Exact name of issuer as specified in its charter)

Nevada	47-2502264
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

65 Church Street, Second Floor

New Brunswick, New Jersey 08901

(Full mailing address of principal executive offices)

(732) 354-4766

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1.	Fundamental Changes

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 6.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

The Merger

On March 12, 2018, DatChat, Inc., a Nevada corporation (“DatChat”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Spherix Incorporated, a Delaware corporation (“Spherix”), Spherix Merger Subisdiary Inc., a Nevada corporation and a wholly-owned Subsidiary of Spherix (“Merger Sub”) and Darin Myman in the capacity as the representative from and after the effective time of the Merger (the “Effective Time”) for the stockholders of DatChat as of immediately prior to the Effective Time (the “Stockholder Representative”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into DatChat (the “Merger”), with DatChat continuing as the surviving corporation in the Merger. Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time: (i) all shares of capital stock of DatChat (the “DatChat Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Stockholder Merger Consideration (as defined below).

Merger Consideration

At or prior to the Closing, Spherix, the Stockholder Representative, and a mutually agreeable escrow agent (the “Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to the Parties (the “Escrow Agreement”), pursuant to which Spherix shall deposit with the Escrow Agent from the Stockholder Merger Consideration (as defined below) the following numbers of shares of Spherix common stock (the sum of such amounts, the “Escrow Shares”): (i) a number of shares Spherix common stock equal to 10% of the Stockholder Merger Consideration shares (including any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Indemnity Escrow Shares”), to be held in a segregated escrow account (the “Indemnity Escrow Account”) and disbursed by the Escrow Agent and (ii) a number of shares Spherix common stock equal 90% of the Stockholder Merger Consideration shares (including any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Distribution Escrow Shares”), to be held in a segregated escrow account (the “Distribution Escrow Account) and disbursed by the Escrow Agent. Each stockholder of DatChat at the Effective Time (each, a “DatChat Stockholder”) shall receive its pro rata share of the Stockholder Merger Consideration, less its pro rata portion of the Escrow Shares held in the Escrow Account, based on the number of shares of DatChat Stock owned by such DatChat Stockholder as compared to the total number of shares of DatChat Stock owned by all DatChat Stockholders as of immediately prior to the Effective Time. The Indemnity Escrow Shares shall serve as a security for, and a source of payment of, the indemnity rights of the Spherix indemnified parties’. The Distribution Escrow Shares will be released from escrow over time in accordance with the schedule and restrictions as agreed upon by Spherix and the Stockholder Representative and set forth in the Escrow Agreement. As consideration for the Merger, Spherix shall deliver to the stockholders of DatChat an aggregate of 46,153,846 shares of Spherix common stock (the “Stockholder Merger Consideration”), with each share of Spherix common stock valued at $1.30 per share.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by each of Spherix, DatChat and Merger Sub. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means any fact, event, occurrence, change or effect that has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), operations, licenses or other franchises or results of operations of DatChat, or materially diminish the value of DatChat’s capital stock, or does or would reasonably be expected to materially impair or delay the ability of DatChat to perform its obligations under the Merger Agreement or the ancillary documents or to consummate the transactions contemplated thereby, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement. The representations and warranties made by Spherix, Merger Sub and DatChat survive the Closing for a period of 18 months.

Indemnification

From and after the closing, DatChat Stockholders and their respective successors and assigns are required to severally indemnify Spherix, and its affiliates and officers, directors, managers, employees, successors and permitted assigns from and against any losses from (a) the breach of any of DatChat’s representations and warranties, (b) the breach of any of DatChat’s covenants, (c) any actions by persons or entities who were holders of equity securities (including options, warrants, convertible securities or other rights) of DatChat prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities (d) any liabilities for taxes arising prior to the closing or (e) any liability of DatChat incurred in the operation of the business on or prior to the closing

From and after the closing, Spherix, Merger Sub and their respective successors and assigns are required to severally indemnify DatChat, and its affiliates and officers, directors, managers, employees, successors and permitted assigns from and against any losses from (a) the breach of any of Spherix and Merger Sub’s representations and warranties, and (b) the breach of any of Spherix and Merger Sub’s covenants.

Except for fraud-based claims, indemnification claims are subject to an aggregate basket of $100,000 before any indemnification claims can be made, at which point all claims will be paid back to the first dollar. In any indemnification claim by a Spherix indemnified party the Stockholder Representative will represent the DatChat Stockholders.

Indemnification claims bay Spherix indemnified party will be limited to the escrow property in the Indemnity Escrow Account, first paid with the Indemnity Escrow Shares and then with any other escrow Property. The aggregate maximum amount of indemnification is capped at an amount equal to the value of 10% of the Stockholder Merger Consideration. The Indemnity Escrow Shares in the Escrow Account will be released to the DatChat Stockholders, on a pro rata basis, after the 18 month anniversary of the Closing Date, except for amounts withheld for unpaid or pending indemnification claims at that time. Such withheld amounts for unpaid or pending indemnification claims, if any remain after payment of the related indemnification claims, will be released to the DatChat Stockholders, on a pro rata basis, upon final resolution of all such pending indemnification claims.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”).

The Merger Agreement and the consummation of the transactions contemplated thereby requires the approval of both Spherix’s stockholders and DatChat’s stockholders. Spherix agreed, as promptly as practicable after the date of the Merger Agreement, to prepare, with the reasonable assistance of DatChat, and use its commercially reasonable efforts to file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the issuance of shares of Spherix common stock to the DatChat stockholders, and containing a joint proxy statement/prospectus for the purpose of (i) Spherix soliciting proxies from the stockholders of Spherix to approve the Merger Agreement, the transactions contemplated thereby and related matters (the “Spherix Stockholder Approval”) at a special meeting of Spherix’s stockholders (the “Spherix Special Meeting”) and (ii) DatChat soliciting proxies from the stockholders of DatChat to approve the Merger Agreement, the transactions contemplated thereby and related matters (the “DatChat Stockholder Approval”) at a special meeting of DatChat’s stockholders (the “DatChat Special Meeting”).

Conditions to Consummation of the Merger

The obligations of the parties to consummate the Merger is subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the effectiveness of the Registration Statement, (ii) the approval of the Merger Agreement and the transactions contemplated thereby and related matters by the requisite vote of Spherix’s stockholders and DatChat’s stockholders; (iii) receipt of requisite governmental approvals; (iv) no law or order preventing or prohibiting the Merger or the other transactions contemplated by the Merger Agreement; and (v) no pending litigation to enjoin or restrict the consummation of the Closing.

In addition, unless waived by DatChat, the obligations of DatChat to consummate the Merger are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries:

●	The representations and warranties of Spherix being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect);

●	Spherix having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior the date of the Closing; and

●	Absence of any Material Adverse Effect with respect to Spherix since the date of the Merger Agreement which is continuing and uncured.

Unless waived by Spherix, the obligations of Spherix and the Merger Sub to consummate the Merger are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries:

●	The representations and warranties of DatChat being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect);

●	DatChat having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the Closing Date; and

●	Absence of any Material Adverse Effect with respect to DatChat since the date of the Merger Agreement which is continuing and uncured.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

●	by mutual written consent of Spherix and DatChat;

●	by written notice by either Spherix or DatChat if the Closing has not occurred on or prior to November 15, 2018;

●	by written notice by either Spherix or DatChat if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable;

●	by written notice by either party of the other party’s uncured breach (subject to certain materiality qualifiers);

●	by written notice by Spherix if there has been a Material Adverse Effect on DatChat since the date of the Merger Agreement which is continuing and uncured;

●	by written notice by Spherix or DatChat if Spherix holds the Spherix Special Meeting and it does not receive the Spherix Stockholder Approval; or

●	by written notice by Spherix or DatChat if DatChat holds the DatChat Special Meeting and it does not receive the DatChat Stockholder Approval.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, and termination and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for liability for any fraud claims or willful breach of the Merger Agreement prior to such termination.

Participants in the Solicitation

Spherix and DatChat and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Spherix’s stockholders in connection with the proposed transaction.  Investors and security holders may obtain more detailed information in the Registration Statement to be filed with the SEC.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Spherix’s and DatChat’s industry, future events, the proposed transaction between the parties to the Merger Agreement, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Spherix’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding the businesses of Spherix and DatChat and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Spherix or DatChat operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Spherix or DatChat operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Spherix’s or DatChat’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction or that the approval of the stockholders of Spherix or DatChat are not obtained; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of Spherix and DatChat; uncertainty as to the long-term value of Spherix’s common stock; those discussed in the DatChat’s Annual Reports and SemiAnnual Reports. There may be additional risks that DatChat presently does not know or that DatChat currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide DatChat’s expectations, plans or forecasts of future events and views as of the date of this communication. DatChat anticipates that subsequent events and developments will cause DatChat’s assessments to change. However, while DatChat may elect to update these forward-looking statements at some point in the future, DatChat specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing DatChat’s assessments as of any date subsequent to the date of this communication.

Exhibit Index

Exhibit No.	Description
6.1†	Agreement and Plan of Merger, dated as of March 12, 2018, by and among Spherix Incorporated, Spherix Merger Subsidiary Inc., DatChat, Inc. and Darin Myman

† The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2018	DATCHAT, INC.

	By:	/s/ Darrin Myman
Chief Executive Officer, Chief Financial Officer, and Director